UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 19, 2022

YS RE RAF I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

300 Park Avenue, 15th Floor New York, NY	10022
(Address of principal executive offices)	(Zip code)

(844) 943-5378

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Effective August 19, 2022, Sylvain Grande, the Chief Executive Officer, President, and Secretary of YS RE RAF I LLC (the “Company”) resigned from the Company as its Chief Executive Officer, President and Secretary.

Effective August 19, 2022, Nicole Lupo, the Chief Financial Officer and chief accounting officer of the Company resigned from the Company as its Chief Financial Officer and chief accounting officer.

The Company’s board of managers has appointed Mitchell Rosen to serve as the Company’s Chief Executive Officer, President and Secretary, and Timothy Schott to serve as Chief Financial Officer and chief accounting officer, in each case, effective upon Mr. Grande’s and Ms. Lupo’s resignation. Neither Mr. Rosen nor Mr. Schott will be compensated for their services as the Company’s Chief Executive Officer, President and Secretary, or Chief Financial Officer and chief accounting officer, respectively.

Mr. Rosen is responsible for the real estate investment vertical at YieldStreet, Inc. (“YieldStreet” or the “Sponsor”). Prior to joining the Sponsor, Mr. Rosen worked at Brigade Capital Management, a credit focused alternative asset management firm, where he spent more than 5 years focusing on CMBS/CRE debt investing. Prior to Brigade, Mr. Rosen spent almost 9 years at Marathon Asset Management working on both the direct lending program on transitional properties as well as the head credit analyst for their CMBS business. Mr. Rosen entered the real estate lending arena as an analyst at Capital Trust, Inc., a publicly traded commercial mortgage REIT focusing on the mezzanine debt lending space.

Mr. Schott is also the Chief Financial Officer of the Sponsor. Prior to joining Yieldstreet he was the head of accounting policy at Lazard before moving on to become the Chief Accounting Officer of Tiptree Inc. Most recently, he was the Chief Financial Officer of Associated Capital Group, Inc., an alternative investment advisor listed on the NYSE. Mr. Schott started his career in public accounting at Deloitte, where he spent 19 years, leaving as a partner. He is registered as a CPA in the State of New York.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on August 19, 2022.

YS RE RAF I LLC

By:	YieldStreet Management, LLC, its manager

/s/ Milind Mehere
By:	Milind Mehere, Chief Executive Officer